UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 23, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

2nd QUARTER OF 2019 RESULTS

Santander

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL[1] ANALYSIS - BR GAAP	6M19	6M18	Var. 12M	2Q19	1Q19	Var. 3M
RESULTS (R$ million)						
Net interest income	22,085	20,623	7.1%	11,327	10,758	5.3%
Fees	9,184	8,409	9.2%	4,655	4,529	2.8%
Allowance for loan losses	(5,422)	(5,256)	3.2%	(2,826)	(2,596)	8.8%
General Expenses[2]	(10,316)	(9,672)	6.7%	(5,214)	(5,102)	2.2%
Personnel Expenses	(4,631)	(4,595)	0.8%	(2,312)	(2,319)	-0.3%
Administrative Expenses	(5,685)	(5,077)	12.0%	(2,902)	(2,783)	4.3%
Managerial net profit[3]	7,120	5,884	21.0%	3,635	3,485	4.3%
Accounting net profit	6,825	5,792	17.8%	3,410	3,415	-0.2%
BALANCE SHEET (R$ million)						
Total assets	836,258	739,071	13.1%	836,258	803,679	4.1%
Securities and Derivative Financial Instruments	202,991	187,417	8.3%	202,991	195,477	3.8%
Loan portfolio	317,625	290,479	9.3%	317,625	310,714	2.2%
Individuals	141,431	119,837	18.0%	141,431	136,556	3.6%
Consumer finance	53,156	45,369	17.2%	53,156	51,421	3.4%
SMEs	37,131	33,757	10.0%	37,131	35,839	3.6%
Corporate	85,906	91,516	-6.1%	85,906	86,898	-1.1%
Expanded Loan Portfolio[4]	394,132	368,245	7.0%	394,132	386,904	1.9%
Funding from Clients[5]	351,354	324,879	8.1%	351,354	336,119	4.5%
Deposits (demand, saving and time)	264,397	237,551	11.3%	264,397	249,247	6.1%
Equity[6]	68,713	62,529	9.9%	68,713	67,605	1.6%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	21.3%	19.3%	2.0 p.p.	21.3%	21.1%	0.2 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.6%	0.1 p.p.	1.8%	1.7%	0.1 p.p.
Efficiency ratio[7]	39.4%	39.8%	-0.4 p.p.	38.9%	39.8%	-0.9 p.p.
Recurrence ratio[8]	89.0%	86.9%	2.1 p.p.	89.3%	88.8%	0.5 p.p.
BIS ratio	16.19%	14.77%	1.4 p.p.	16.19%	15.43%	0.8 p.p.
Tier I	15.1%	13.6%	1.5 p.p.	15.1%	14.3%	0.8 p.p.
Tier II	1.1%	1.2%	-0.1 p.p.	1.1%	1.1%	0.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.0%	2.8%	0.2 p.p.	3.0%	3.1%	-0.1 p.p.
Individuals	3.9%	3.8%	0.1 p.p.	3.9%	3.9%	0.0 p.p.
Corporate & SMEs	1.8%	1.7%	0.1 p.p.	1.8%	1.9%	-0.1 p.p.
Coverage ratio (over 90 days)	191.3%	219.4%	-28.2 p.p.	191.3%	195.4%	-4.2 p.p.
Delinquency ratio (over 60 days)	3.9%	3.7%	0.2 p.p.	3.9%	3.8%	0.1 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	315,008	302,162	4.3%	315,008	302,295	4.2%
Branches	2,302	2,262	40	2,302	2,286	16
PABs (mini branches)	1,497	1,228	269	1,497	1,420	77
Own ATMs	13,452	13,516	(64)	13,452	13,684	(232)
Shared ATMs	23,053	22,103	950	23,053	22,605	448
Employees	48,912	48,008	904	48,912	48,232	680

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 108 million in 2Q19, R$ 70 million in 1Q19 and R$ 70 million in 2Q18.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,789 million in 2Q19, R$ 595 million in 1Q19 and R$ 796 million in 2Q18.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.

Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.

Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

Our business model focused on enhancing customer service and strengthening loyalty continues to provide recurring earnings generation, with an outstanding level of profitability. In the first half of the year, we enjoyed consistent growth in our customer base, accompanied by profitable market share gains. These factors, allied to our strong capital and liquidity base, place us in a prime position to capture market opportunities. We highlight the following accomplishments:

Named Best Bank in Brazil and Best Bank in Latin America in Euromoney's 2019 Awards for Excellence.

Retail

- **Cards:** our market share reached 13.4%[1] (+0.9 p.p. YoY), while our total turnover expanded by 22% YoY in this quarter. We partnered with one of the leading online travel agencies in the nation to issue cards providing services and benefits to travelers. Regarding Santander's credit plan for card customers, we are carrying out several actions to raise consumer awareness about this new alternative for installment payment purchases. Additionally, our Santander Way app totaled more than 6.9 million active customers and continues to receive high ratings in app stores. Moreover, it is worth noting that travel insurance can now be purchased directly through the app, allowing for greater convenience. The AAdvantage® card continues to experience good customer acceptance and is running a campaign that offers extra miles when purchasing this product. All these initiatives stimulate turnover and customer loyalty.

- **Payroll Loans:** : our market share in the loan portfolio came to 10.5%[1] (+1.2 p.p. YoY). Digital channels, which saw a 78% rise in the number of contracts generated in twelve months, along with new agreements and differentiated offers, contribute to our customers' financial management and are levers that support our growth.

- **Real Estate:** we partnered with the biggest group of real estate portals in the country, offering a pioneering online property purchase experience, supporting customers from property selection to payment. Furthermore, we launched a joint campaign

[1]Source: Brazilian Central Bank, as of May/19.

with a large retailer to present an appealing offer for mortgage loans, at competitive terms. As a result, the number of simulations has doubled over the previous month.

Agro

During the quarter, we participated in several industry fairs, including the biggest of them, Agrishow, where we put forward exclusive offers. In addition, we also continued to expand our agro-oriented stores, which saw the opening of another unit in the South region of Brazil. Thus, we now have a total of 24 stores in the country. Customer proximity is one of the factors that contributes to increasing our customer base and generating sustainable growth in our loan portfolio. In the issuance of agribusiness credit notes ("LCA"), our market share hit 9.2%[1] (+2.7 p.p. YoY).

Getnet

SuperGet's offering, geared towards individuals and microentrepreneurs, is already reflecting in a customer base increase, with 200 thousand new customers in the segment. This offer gives greater transparency to our customer relationships and puts us in a competitive position to further expand our presence in this market niche. In the period, we launched split payments on Getnet's digital platform, with the goal of improving payment management. Our market share reached 11.5%[2], while total revenue climbed by 11.2% YoY in 1H19.

SME

We announced a new service model with a differentiated offer for small entrepreneurs, Santander DUO, which unifies the individual and business accounts, putting it in the hands of just one manager with a single fee, including the 10-day interest-free benefit provided by Santander Master. Also, as a cross-sell opportunity, when opening a "MEI" (individual microentrepreneur) account, the customer receives advantages in the acquisition of SuperGet. Our market share in the loan portfolio came to 8.3%[1] (+0.3 p.p. YoY), leveraged by customer base growth and greater loyalty.

Strengthening leading businesses

- **Consumer Finance::** we maintained our leadership in the sector, with a market share of 25.3%[3] among individuals (+0.3 p.p. in twelve months). This evolution is sustained by our innovative offers, partnerships and the quality of our commercial service.

- **Webmotors:** the Cockpit tool allows us to be present throughout the value chain, potentiating the Webmotors, Consumer Finance and Bank offers. This quarter, we finished the implementation of this platform in 100% of our customer base, featuring CRM Smart as one of its functionalities, which is already enjoying good adherence among dealerships. It should be noted that this CRM brings the end customer closer, improving the possibility of sealing the deal, besides enabling after-sales management.

- **Santander Corporate & Investment Banking (SCIB)** holds the leadership in:
  - Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA[4].
  - Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic[4].
  - The FX market, according to the Brazilian Central Bank[5].

Innovation

Meu Bolso: a new functionality available in the Santander On in the Santander app, which helps customers better manage their financial lives, displaying monthly income and expenses by category. This is yet another initiative that reinforces our commitment to financial education and transparency with our customers.

New ventures

Ben, a company that operates in the benefits industry, continues to make strides in partnering with food merchants, now totaling 143,000 commercial establishments. In addition to that,

[1] Source: Brazilian Central Bank, as of May/19. [2] Source: ABECS - Acquirer Monitor, as of 1Q19, new criterion. [3] Source: Brazilian Central Bank, as of May/19. Market share in vehicles considering only individuals. 4 Dealogic, as of 2018 and Financial Advisory - leadership since 2008, ANBIMA 2018. 5 Cumulative figures from January to June of 2019.

we also underscore the volume of active cards, which exceeded 77,000 in June 2019.
Pi, our digital investment platform, continues to grow its product portfolio and currently offers around 180 fixed-income products. Moreover, this quarter we started distributing investment funds.

Customer loyalty

All the aforementioned initiatives contribute to improving our service and experience. Customer recognition can be confirmed by the Net Promoter Score (NPS), which is already recording high levels: 59 points in this quarter, rising 8 points YoY.

The customer base keeps expanding at a solid pace, highlighted by the number of active customers, who have been growing for the last 49 consecutive months.

Total Active customers | million


+12%
22.7
24.9
25.5
Jun-18
Mar-19
Jun-19

Loyal customers | million


+13%
4.8
5.3
5.4
Jun-18
Mar-19
Jun-19

Digital customers | million


+30%
9.8
12.3
12.7
Jun-18
Mar-19
Jun-19

Sustainability

- We are committed to eradicating our single-use plastic consumption by 2020. This quarter, the Bank initiated a gradual move to phase-out this material from its units, starting with administrative buildings.
- Furthermore, the Bank took on the challenge of consuming renewable energy in 100% of its operations by 2025. This commitment will reach our service units throughout the country by the end of 2021 and all administrative buildings and data processing center by 2025.
- Through the Prospera microfinance program, we have positioned ourselves as the market leader among private banks in this segment. We launched 47 PROSPERA units in the first half of the year, contributing to financial inclusion in the nation. In June 2019, its loan portfolio totaled R$ 929 million, advancing 83% YoY.
- In Higher Education, considered an important lever for our customer base, besides the financial offer, we have a non-financial offer based on training, employment and entrepreneurship. We have awarded more than 15,100 scholarships in Brazil since 2015.
- With the purpose of fostering financial education in the communities where we operate, we opened some branches on Saturdays during a six-week period to offer free financial guidance to the population.

[1] Source: Brazilian Central Bank, as of May/19. [2] Source: ABECS - Acquirer Monitor, as of 1Q19, new criterion. [3] Source: Brazilian Central Bank, as of May/19. Market share in vehicles considering only individuals. 4 Dealogic, as of 2018 and Financial Advisory - leadership since 2008, ANBIMA 2018. 5 Cumulative figures from January to June of 2019.

Executive Summary

RESULTS

Our profitability remains at consistently high levels, reflecting the effectiveness of the organization's repositioning strategy in recent years. Despite the gradual recovery in economic activity and the more competitive environment, growth in our loan portfolio outperformed the financial system, allowing us to expand our market share in a profitable manner. This good performance was supported by the strength of our risk models, with the ability to accurately predict the customer's life cycle, which keeps our loan portfolio quality indicators at controlled levels. As a result, our total revenue showed good progress, with positive contributions from net interest income and fees. In addition to that, our relentless focus on productivity and operational excellence enabled us to achieve the best efficiency ratio in our history.

Managerial net profit

totaled R$ 7,120 million in the first half of 2019, growing 21.0% in twelve months and 4.3% in three months.

Total revenues

amounted to R$ 31,269 million in the first six months of 2019, rising 7.7% in twelve months and 4.5% in three months.

Net interest income came to R$ 22,085 million in the first half, up 7.1% from the comparable period a year earlier, mostly influenced by the loan NII, which was driven by higher average volumes. In three months, net interest income increased by 5.3%, with positive contributions from all lines.

Fees reached R$ 9,184 million in the first six months of the year, climbing 9.2% in twelve months, reflecting the expansion of our customer base and greater loyalty. The biggest contributors continued to be credit cards and acquiring activities, as well as current account services and insurance fees. In three months, total fees advanced 2.8%, highlighted by securities placement, custody and brokerage fees due to stronger market activity in the period, followed by current account services.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 21.3% both in the first half and in the quarter, meaning twelve-month growth of 2.0 p.p. and 0.2 p.p. in three months.

Allowance for loan losses

totaled R$ 5,422 million in the first six months of 2019, rising 3.2% in twelve months, below the loan portfolio growth rate of 9.3%, which evidences the strength of our risk management. In three months, allowance for loan losses went up 8.8% due to the volatility between the last two quarters and the increased share of the retail in the total portfolio balance.

General expenses

amounted to R$ 10,316 million in the first half of the year, representing a 6.7% increase over twelve months, largely attributable to higher data-processing, outsourced and specialized technical services, accompanying business growth. It should be noted that this rise is lower than the 7.7% growth in total revenues during the same period. In three months, expenses climbed 2.2%.

The efficiency ratio stood at 39.4% in the first six months of 2019, a 0.4 p.p. decline compared to the same period a year prior. In three months, the ratio fell by 0.9 p.p., the lowest level in our history. This result illustrates our continued focus on productivity and cost control.

BALANCE SHEET AND INDICATORS

The total loan portfolio

reached R$ 317,625 million at the end of June 2019, growing 9.3% (or expanding by 9.4%, disregarding the exchange rate fluctuation effect). The trend remains unchanged, as the individuals and consumer finance segments continue to outperform the total loan portfolio, with respective growth of 18.0% and 17.2% in twelve months. As a result, our share in the credit market hit 9.5% in May/19, advancing 0.4 p.p. relative to the same period last year. In three months, the total loan portfolio grew 2.2%.

The expanded loan portfolio totaled R$ 394,132 million, meaning growth of 7.0% in twelve months. In three months, the portfolio showed a 1.9% rise.

Funding from clients

amounted to R$ 351,354 million at the end of June 2019, up 8.1% in twelve months, largely explained by the 11.1% increase in time deposits, followed by savings deposits and demand deposits, which advanced 9.4% and 18.1%, respectively, over the same period. In three months, customer funding rose by 4.5% mainly owing to time deposits.

Total equity

Total equity, excluding R$ 1,789 million related to the goodwill balance, was R$ 68,713 million at the end of June 2019, climbing 9.9% in twelve months and 1.6% in three months.

Quality indicators

The over-90-day delinquency ratio reached 3.0%, up 0.2 p.p. in twelve months, primarily due to growth in the retail loan portfolio, in line with the Bank's strategy. In three months, this ratio decreased by 0.1 p.p.

The cost of credit was 3.1% in the first half of 2019, down 0.2 p.p. in twelve months. In three months, this indicator saw a 0.2 p.p. rise. It is worth noting that the cost of credit remained stable in the quarter, compared to the same period a year ago.

The coverage ratio came to 191% in June 2019, falling 28.2 p.p. in twelve months and 4.2 p.p. in three months.

Portfolio quality indicators remain under control, thanks to the accuracy of our models and the effectiveness of our risk management.

Capital indicators

The BIS ratio reached 16.2% in June 2019, increasing by 1.4 p.p. in twelve months and 0.8 p.p. in three months.

Our capital indicators continue to stand at comfortable levels and support our growth.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] *(R$ million)*	6M19	6M18	Var. 12M	2Q19	1Q19	Var. 3M
Net Interest Income	**22,085**	**20,623**	**7.1%**	**11,327**	**10,758**	**5.3%**
Allowance for Loan Losses	(5,422)	(5,256)	3.2%	(2,826)	(2,596)	8.8%
Net Interest Income after Loan Losses	**16,663**	**15,367**	**8.4%**	**8,501**	**8,162**	**4.1%**
Fees	9,184	8,409	9.2%	4,655	4,529	2.8%
General Expenses	(10,316)	(9,672)	6.7%	(5,214)	(5,102)	2.2%
Personnel Expenses + Profit Sharing	(4,631)	(4,595)	0.8%	(2,312)	(2,319)	-0.3%
Administrative Expenses[2]	(5,685)	(5,077)	12.0%	(2,902)	(2,783)	4.3%
Tax Expenses	(2,072)	(1,988)	4.2%	(1,025)	(1,048)	-2.2%
Investments in Affiliates and Subsidiaries	22	9	n.a.	10	11	-8.7%
Other Operating Income/Expenses	(3,020)	(2,766)	9.2%	(1,573)	(1,447)	8.7%
Operating Income	**10,460**	**9,359**	**11.8%**	**5,354**	**5,106**	**4.9%**
Non Operating Income	(111)	27	n.a.	(112)	0	n.a.
Net Profit before Tax	**10,349**	**9,386**	**10.3%**	**5,242**	**5,106**	**2.7%**
Income Tax and Social Contribution	(3,047)	(3,329)	-8.5%	(1,518)	(1,529)	-0.7%
Minority Interest	(181)	(173)	4.5%	(89)	(92)	-3.2%
Net Profit	**7,120**	**5,884**	**21.0%**	**3,635**	**3,485**	**4.3%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28.
[2] Excluding 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 22,085 million in the first six months of 2019, growing 7.1% in twelve months (or R$ 1,462 million) and 5.3% in three months.

Revenues from loan operations in the first half advanced 8.1% in twelve months, mostly due to the higher average loan portfolio volume and the positive contribution from the segment mix, which offset the spread reduction in the same period. In three months, these revenues increased by 5.2%, owing to the higher average volume of the loan portfolio and spread.

Funding revenues in the first half rose by 13.8% in twelve months and 4.0% in three months. The good performance in both periods is explained by the increased average volume, especially in savings deposits.

"Other" interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, in the first half grew 2.1% in twelve months. In three months, these revenues climbed 6.1%, given higher gains from market activities.

Net Interest Income
R$ million


8.3%
5.3%
10,460
2,383
900
7,177
10,629
2,490
956
7,183
10,747
2,504
995
7,248
10,758
2,494
951
7,314
11,327
2,647
989
7,692
2Q18
3Q18
4Q18
1Q19
2Q19
Loan
Funding
Other

Spread Evolution


10.2%
9.7%
9.7%
9.9%
10.0%
1.3%
1.3%
1.4%
1.3%
1.3%
2Q18
3Q18
4Q18
1Q19
2Q19
Loan Spread (Annualized)
Funding Spread (Annualized)

NET INTEREST INCOME *(R$ million)*	6M19	6M18	6M18 12M	2Q19	1Q19	1Q19 3M
Net Interest Income	**22,085**	**20,623**	**7.1%**	**11,327**	**10,758**	**5.3%**
Loan	**15,005**	**13,886**	**8.1%**	**7,692**	**7,314**	**5.2%**
Average volume	302,801	277,258	9.2%	307,369	298,233	3.1%
Spread (Annualized)	10.0%	10.1%	-0.1 p.p	10.0%	9.9%	0.1 p.p
Funding	**1,940**	**1,705**	**13.8%**	**989**	**951**	**4.0%**
Average volume	302,596	277,450	9.1%	310,183	295,008	5.1%
Spread (Annualized)	1.3%	1.2%	0.1 p.p	1.3%	1.3%	0.0 p.p
Other[1]	**5,140**	**5,032**	**2.1%**	**2,647**	**2,494**	**6.1%**

[1] Including other margins and the result from financial transactions.

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 9,184 million in the first six months of 2019, representing a 9.2% rise in twelve months (or R$ 775 million). We attribute this performance to the continued expansion of our customer base and greater loyalty. In three months, these revenues went up by 2.8%, showing growth virtually across the board.

Cards and acquiring fees amounted to R$ 3,151 million in the first half, a year-on-year increase of 13.9%, mainly due to card revenues, as a result of higher turnover. In three months, these revenues saw a 7.8% drop, explained by a one-off effect in the previous quarter.

Current account service fees came to R$ 1,893 million in the first six months of 2019, advancing 16.5%, thanks to growth in our active customer base. In three months, these revenues rose by 8.1%.

Insurance fees stood at R$ 1,514 million in the first half of the year, expanding by 13.2% in twelve months and 4.9% in three months, benefiting in part from the evolution of our loan portfolio.

Collection service fees reached R$ 753 million in the first six months of 2019, stable in comparison with the same period a year earlier. In three months, these revenues increased by 0.5%.

Lending fees were R$ 666 million in the first half, down 15.2% in twelve months, attributable to fee revisions according to market guidelines. In three months, these revenues registered a 5.2% rise.

Securities placement, custody and brokerage fees totaled R$ 477 million in the first half of the year, growing 35.2% in twelve months and 49.0% in three months. The biggest reason for these changes was the increase in securities placement fees due to the stronger capital market activities in the period.


Fees
R$ million
8.9%
2.8%
4,275
4,135
4,725
4,529
4,655
%
33
19
16
9
9
14
35
21
16
7
9
12
35
19
17
7
8
14
36
20
16
7
8
12
32
21
17
7
8
14
2Q18
3Q18
4Q18
1Q19
2Q19
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues[1]

[1] Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

FEES INCOME (R$ million)	6M19	6M18	Var. 12M	2Q19	1Q19	Var. 3M
Cards and Acquiring	3,151	2,767	13.9%	1,512	1,639	-7.8%
Insurance fees	1,514	1,338	13.2%	775	739	4.9%
Current Account Services	1,893	1,624	16.5%	983	910	8.1%
Asset Management	516	510	1.3%	266	251	5.9%
Lending Operations	666	785	-15.2%	341	324	5.2%
Collection Services	753	753	0.0%	377	375	0.5%
Placement, Custody and Brokerage of Securities	477	353	35.2%	286	192	49.0%
Other	213	280	-23.9%	115	99	16.2%
Total	**9,184**	**8,409**	**9.2%**	**4,655**	**4,529**	**2.8%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, amounted to R$ 10,316 million in the first six months of 2019, rising 6.7% in twelve months, which is below the 7.7% growth in total revenues. The biggest expenses came from data-processing, outsourced and specialized technical services. In three months, general expenses went up by 2.2%.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 9,143 million in the first six months of 2019, expanding by 6.7% in twelve months and 2.2% in three months.

Personnel expenses, including profit-sharing, reached R$ 4,631 million in the first half of the year, meaning an increase of 0.8% in twelve months, below the inflation rate in the same period. In three months, these expenses decreased by 0.3%.

Administrative expenses, excluding depreciation and amortization, totaled R$ 4,512 million in the first six months of 2019, representing a 13.5% increase in twelve months, largely explained by business growth. The key drivers behind this rise were: (i) data processing expenses to support the volume of customer transactions; and (ii) outsourced and specialized technical services, most of which aimed at hiring technology services in corporate projects. In three months, administrative expenses went up by 4.8% given higher (i) advertising, promotion and marketing expenses to promote commercial actions, as well as increased expenses related to (ii) data processing, and (iii) outsourced and specialized technical services, in line with the expansion of our business.

Depreciation and amortization expenses were R$ 1,174 million in the first half of the year, advancing 6.3% in twelve months and 2.4% in three months.


Expenses
R$ million
7.1%
2.2%
4,867
556
4,311
5,020
569
4,452
5,487
589
4,898
5,102
580
4,522
5,214
594
4,620
2Q18
3Q18
4Q18
1Q19
2Q19
General Expenses
Depreciation and Amortization

The efficiency ratio came to 39.4% in the first six months of 2019, a 0.4 p.p. reduction in twelve months. In three months, this ratio went down 0.9 p.p. and stood at 38.9%, reaching the best level in our history. This performance corroborates our continued focus on productivity and cost control.


Efficiency Ratio
39.6%
39.7%
42.6%
39.8%
38.9%
2Q18
3Q18
4Q18
1Q19
2Q19

EXPENSES' BREAKDOWN *(R$ million)*	**6M19**	**6M18**	**Var. 12M**	**2Q19**	**1Q19**	**Var. 3M**
Outsourced and Specialized Services	1,206	1,097	10.0%	617	589	4.8%
Advertising, promotions and publicity	299	232	29.1%	167	133	25.9%
Data processing[3]	1,195	999	19.6%	613	582	5.3%
Communications	207	204	1.4%	106	101	5.7%
Rentals	393	363	8.5%	199	194	2.4%
Transport and Travel	92	83	10.8%	49	43	15.1%
Security and Surveillance	311	305	1.9%	152	159	-4.9%
Maintenance	119	124	-4.5%	63	55	14.5%
Financial System Services	145	158	-8.4%	68	76	-10.7%
Water, Electricity and Gas	112	97	15.9%	54	58	-6.0%
Material	23	26	-12.6%	11	12	-11.8%
Other	410	285	43.5%	209	201	3.7%
Subtotal	**4,512**	**3,973**	**13.5%**	**2,308**	**2,203**	**4.8%**
Depreciation and Amortization[1]	1,174	1,104	6.3%	594	580	2.4%
Total Administrative Expenses	**5,685**	**5,077**	**12.0%**	**2,902**	**2,783**	**4.3%**
Compensation[2]	3,053	2,984	2.3%	1,535	1,519	1.1%
Charges	793	865	-8.3%	379	414	-8.5%
Benefits	751	715	5.0%	379	371	2.2%
Training	28	27	4.6%	16	12	32.1%
Other	6	5	23.6%	3	3	-2.0%
Total Personnel Expenses	**4,631**	**4,595**	**0.8%**	**2,312**	**2,319**	**-0.3%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	9,143	8,568	6.7%	4,620	4,522	2.2%
Total General Expenses	**10,316**	**9,672**	**6.7%**	**5,214**	**5,102**	**2.2%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 108 million in 2Q19, R$ 70 million in 1Q19 and R$ 70 million in 2Q18.
[2] Including Profit-Sharing.

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 5,422 million in the first half of the year, a twelve-month increase of 3.2% (or R$ 166 million), below the loan portfolio growth rate of 9.3%. In three months, allowance for loan losses grew 8.8%, influenced by the volatility between the last two quarters, and the increased share of the retail in the total portfolio balance.

Provision for loan losses totaled R$ 6,458 million in the first six months of 2019, up 1.1% in twelve months. In three months, these expenses rose by 12.3% due to the volatility between the last two quarters, which impacted the comparison base.

Income from the recovery of written-off loans came to R$ 1,036 million in the first half, a 8.3% decline in twelve months and a 32.4% increase in three months.


Allowance for loan losses[1]
R$ million
3.2%
3.1%
3.5%
3.0%
3.2%
8.5%
8.8%
2,604
2,618
2,986
2,596
2,826
3,181
3,126
3,557
3,042
3,416
(577)
(508)
(571)
(446)
(590)
2Q18
3Q18
4Q18
1Q19
2Q19
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit

[1]Included sureties provisions.

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 3,020 million in the first six months of the year, representing a 9.2% rise in twelve months.

OTHER OPERATING INCOME (EXPENSES) *(R$ million)*	6M19	6M18	Var. 12M	2Q19	1Q19	Var. 3M
Expenses from credit cards	(1,707)	(1,059)	61.1%	(986)	(721)	36.8%
Net Income from Capitalization	260	186	39.8%	132	128	2.7%
Provisions for contingencies[1]	(469)	(463)	1.4%	(381)	(88)	333.3%
Other	(1,104)	(1,430)	-22.8%	(338)	(767)	-55.9%
Other operating income (expenses)	**(3,020)**	**(2,766)**	**9.2%**	**(1,573)**	**(1,447)**	**8.7%**

[1] Including tax, civil and labor provisions.

Balance Sheet

Total assets stood at R$ 836,258 million at the end of June 2019, growing 13.1% in twelve months and 4.1% in three months. Total equity was R$ 70,502 million in the same period. Disregarding the goodwill balance, total equity reached R$ 68,713 million.

ASSETS *(R$ million)*	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Current Assets and Long-term Assets	**823,718**	**728,300**	**13.1%**	**791,371**	**4.1%**
Cash and Cash Equivalents	**13,336**	**11,884**	**12.2%**	**9,516**	**40.1%**
Interbank Investments	**38,899**	**53,295**	**-27.0%**	**33,632**	**15.7%**
Money Market Investments	31,407	40,290	-22.0%	27,292	15.1%
Interbank Deposits	3,822	3,423	11.7%	4,193	-8.8%
Foreign Currency Investments	3,670	9,582	-61.7%	2,147	70.9%
Securities and Derivative Financial Instruments	**202,991**	**187,417**	**8.3%**	**195,477**	**3.8%**
Own Portfolio	81,547	58,103	40.3%	69,873	16.7%
Subject to Repurchase Commitments	70,371	90,633	-22.4%	85,195	-17.4%
Posted to Central Bank of Brazil	2,040	1,943	5.0%	619	229.5%
Pledged in Guarantees	23,580	16,792	40.4%	17,882	31.9%
Other	25,453	19,946	27.6%	21,908	16.2%
Interbank Accounts	**94,850**	**90,695**	**4.6%**	**91,671**	**3.5%**
Restricted Deposits:	75,142	69,687	7.8%	72,135	4.2%
-Central Bank of Brazil	74,858	69,416	7.8%	71,851	4.2%
-National Housing System	284	271	4.8%	284	0.1%
Other	19,708	21,008	-6.2%	19,536	0.9%
Lending Operations	**296,699**	**272,496**	**8.9%**	**292,613**	**1.4%**
Lending Operations	315,190	290,529	8.5%	311,299	1.2%
Lending Operations Related to Assignment	-	63	n.a.	14	n.a.
(Allowance for Loan Losses)	(18,491)	(18,096)	2.2%	(18,700)	-1.1%
Other Receivables	**174,531**	**109,859**	**58.9%**	**165,938**	**5.2%**
Foreign Exchange Portfolio	118,187	59,516	98.6%	117,556	0.5%
Income Receivable	28,224	28,562	-1.2%	26,670	5.8%
Other	28,120	21,782	29.1%	21,712	29.5%
Other Assets	**2,413**	**2,654**	**-9.1%**	**2,524**	**-4.4%**
Permanent Assets	**12,540**	**10,771**	**16.4%**	**12,308**	**1.9%**
Temporary Assets	**352**	**299**	**17.9%**	**349**	**0.9%**
Fixed Assets	**6,807**	**6,346**	**7.3%**	**6,578**	**3.5%**
Intangibles	**5,381**	**4,127**	**30.4%**	**5,381**	**0.0%**
Goodwill net of amortization	1,789	796	124.8%	595	200.9%
Other Assets	3,592	3,331	7.8%	4,787	-25.0%
Total Assets	**836,258**	**739,071**	**13.1%**	**803,679**	**4.1%**
Total Assets (excluding goodwill)	**834,469**	**738,275**	**13.0%**	**803,085**	**3.9%**

LIABILITIES *(R$ million)*	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Current Liabilities and Long-term Liabilities	**763,716**	**673,248**	**13.4%**	**733,278**	**4.2%**
Deposits	**268,256**	**241,754**	**11.0%**	**252,362**	**6.3%**
Demand Deposits	20,521	17,369	18.1%	17,940	14.4%
Savings Deposits	46,575	42,571	9.4%	46,211	0.8%
Interbank Deposits	3,852	4,199	-8.3%	3,110	23.9%
Time Deposits and Others	197,307	177,615	11.1%	185,102	6.6%
Money Market Funding	**102,516**	**133,155**	**-23.0%**	**109,291**	**-6.2%**
Own Portfolio	69,935	100,998	-30.8%	84,534	-17.3%
Third Parties	7,001	12,275	-43.0%	4,528	54.6%
Free Portfolio	25,579	19,882	28.7%	20,230	26.4%
Funds from Acceptance and Issuance of Securities	**88,147**	**77,045**	**14.4%**	**85,847**	**2.7%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	77,229	68,447	12.8%	76,793	0.6%
Funding from Certificates of Structured Operations	3,030	2,253	34.5%	2,727	11.1%
Securities Issued Abroad	6,382	5,079	25.7%	5,006	27.5%
Other	1,506	1,266	19.0%	1,321	14.0%
Interbank Accounts	**2,104**	**1,732**	**21.5%**	**1,934**	**8.7%**
Interbranch Accounts	**3,173**	**2,854**	**11.2%**	**2,955**	**7.4%**
Borrowings	**48,504**	**46,559**	**4.2%**	**43,919**	**10.4%**
Domestic Onlendings - Official Institutions	**12,490**	**14,329**	**-12.8%**	**12,946**	**-3.5%**
National Economic and Social Development Bank (BNDES)	6,882	7,816	-12.0%	7,156	-3.8%
National Equipment Financing Authority (FINAME)	5,215	6,267	-16.8%	5,348	-2.5%
Other Institutions	393	246	59.8%	442	-11.2%
Derivative Financial Instruments	**22,785**	**17,793**	**28.1%**	**20,742**	**9.9%**
Other Payables	**215,741**	**138,027**	**56.3%**	**203,281**	**6.1%**
Foreign Exchange Portfolio	121,502	58,853	106.5%	118,101	2.9%
Tax and Social Security	8,567	3,271	161.9%	5,109	67.7%
Debt Instruments Eligible to Compose Capital	9,673	9,835	-1.6%	10,001	-3.3%
Other	75,999	66,069	15.0%	70,070	8.5%
Deferred Income	**280**	**423**	**-33.9%**	**319**	**-12.2%**
Minority Interest	**1,760**	**2,076**	**-15.2%**	**1,883**	**-6.5%**
Equity	**70,502**	**63,325**	**11.3%**	**68,199**	**3.4%**
Total Liabilities	**836,258**	**739,071**	**13.1%**	**803,679**	**4.1%**
Equity (excluding goodwill)	**68,713**	**62,529**	**9.9%**	**67,605**	**1.6%**

Securities

Total securities amounted to R$ 202,991 million at the end of June 2019, an expansion of 8.3% in twelve months, largely derived from growth in government securities. In three months, the securities balance increased by 3.8%.

SECURITIES *(R$ million)*	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Public securities	156,557	147,323	6.3%	150,000	4.4%
Private securities	25,582	21,280	20.2%	26,197	-2.3%
Financial instruments	20,852	18,813	10.8%	19,281	8.1%
Total	**202,991**	**187,417**	**8.3%**	**195,477**	**3.8%**

Loan Portfolio

The loan portfolio totaled R$ 317,625 million at the end of June 2019, expanding by 9.3% in twelve months, with no significant change disregarding the exchange rate fluctuation effect. This performance is chiefly attributed to the individuals and consumer finance segments, which have exceeded the total portfolio growth for fifteen and eleven consecutive quarters, respectively. In three months, the total loan portfolio increased by 2.2%.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, amounted to R$ 394,132 million at the end of June 2019, rising 7.0% in twelve months, with no material change disregarding the exchange rate fluctuation effect. In three months, the portfolio grew 1.9%.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 31,046 million at the end of June 2019, decreasing by 17.6% relative to the balance of R$ 37,655 million in June 2018 and 4.5% compared to the R$ 32,507 million balance in March 2019.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Individuals	141,431	119,837	18.0%	136,556	3.6%
Consumer Finance	53,156	45,369	17.2%	51,421	3.4%
SMEs[1]	37,131	33,757	10.0%	35,839	3.6%
Corporate[1]	85,906	91,516	-6.1%	86,898	-1.1%
Total portfolio	**317,625**	**290,479**	**9.3%**	**310,714**	**2.2%**
Other credit related transactions[2]	76,507	77,766	-1.6%	76,189	0.4%
Total expanded credit portfolio	**394,132**	**368,245**	**7.0%**	**386,904**	**1.9%**

[1] We reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2018 information in order to give better comparison.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

In comparison with March 2019, the loan portfolio growth is explained by the individuals, consumer finance and SME segments. On the other hand, the corporate portfolio decreased in the quarter, without showing any relevant change when we disregard the exchange rate fluctuation effect.


Variation of loan portfolio
R$ million
310,714
4,876
1,735
1,292
(992)
317,625
Mar-18
Individuals
Consumer Finance
SMEs
Corporate
Jun-19

At the end of June 2019, the individuals segment accounted for 44.6% of the total portfolio, recording an expansion of 3.3 p.p. in twelve months. In addition to that, the consumer finance segment increased its share in the portfolio by 1.1 p.p. over the same period, reaching 16.7%, while SMEs were responsible for 11.7% of the total loan portfolio, an increase of 0.1 p.p. in twelve months. On the flip side, the corporate segment declined by 4.5 p.p. in twelve months to 27.0%.


Breakdown of the loan portfolio
R$ million
Jun-19
44.6%
16.7%
11.7%
27.0%
317,625
Jun-18
41.3%
15.6%
11.6%
31.5%
290,479
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals amounted to R$ 141,431 million at the end of June 2019, meaning growth of 18.0% in twelve months (or R$ 21,595 million), with payroll loans, credit card and mortgages standing out as the biggest contributors in the period. In three months, loans to individuals increased by 3.6%.

The payroll loan portfolio came to R$ 37,949 million in June 2019, up 23.2% in twelve months (or R$ 7,146 million) and 6.5% in three months. The strong commercial dynamics and good customer acceptance of our digital channels are some of the reasons that drove this performance.

The credit card portfolio reached R$ 31,462 million, expanding by 22.3% in twelve months (or R$ 5,735 million) owing to our increased customer base and broader range of innovative solutions and partnerships. In three months, the portfolio balance experienced growth of 2.7%.

The mortgage loan portfolio totaled R$ 33,962 million, advancing 12.0% in twelve months (or R$ 3,631 million) and 2.0% in three months. We remain focused on delivering a more agile and streamlined customer service, with digital solutions and enhanced experience to our customers.


Individuals
R$ billion
18.0%
3.6%
119.8
125.3
132.6
136.6
141.4
26.0
5.0
30.3
30.8
2.0
25.7
26.8
5.9
31.5
32.3
2.1
26.8
27.1
6.1
32.4
33.8
2.2
30.9
28.4
6.3
33.3
35.6
2.3
30.6
29.9
5.8
34.0
37.9
2.4
31.5
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Credit Card
Leasing / Vehicles
Payroll Loans
Mortgages
Agricultural Loans
Personal Loans / Others

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, stood at R$ 53,156 million at the end of June 2019, growing 17.2% in twelve months (or R$ 7,788 million) and 3.4% in three months. Of this total portfolio, R$ 44,219 million refers to vehicle financing for individuals, which represents an increase of 17.0% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by the financing unit (correspondent banks) as well as by Santander's branch network, grew 17.3% in twelve months and 3.3% in three months, amounting to R$ 46,641 million at the end of June 2019. Portfolio growth stems from our strategy of offering innovative solutions and unparalleled service.

Furthermore, our performance continues to be supported by the +Negócios platform, which caters to the auto segment and offers a better experience throughout the customer journey.


Consumer Finance
R$ billion
17.2%
3.4%
45.4
47.3
50.1
51.4
53.2
11%
12%
13%
12%
12%
89%
88%
87%
88%
88%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Individuals
Corporate


Loan portfolio composition | 2Q19
12%
88%
Vehicles
Others

Corporate & SMEs Loans

The corporate & SME loan portfolio reached R$ 123,037 million in June 2019, down 1.8% in twelve months (or R$ 2,236 million) and up 0.2% in three months.


Corporate
R$ billion
-1.8%
0.2%
125.3
125.8
122.6
122.7
123.0
91.5
91.2
86.9
86.9
85.9
33.8
34.6
35.8
35.8
37.1
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
SMEs
Corporate

The corporate loan portfolio totaled R$ 85,906 million, declining 6.1% in twelve months (or R$ 5,610 million), and 1.1% in three months. Disregarding the exchange rate fluctuation effect, the portfolio decreased by 5.9% in twelve months and 0.6% in three months.

The SME loan portfolio amounted to R$ 37,131 million, which represents growth of 10.0% in twelve months (or R$ 3,374 million) and 3.6% in three months. We maintain our positioning of offering sector-oriented products and services, alongside a non-financial offer through the "Avançar" Program. In doing so, we have been able to grow our customer base and enhance customer loyalty.

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Individuals					
Leasing / Auto Loans[1]	2,422	1,988	21.8%	2,306	5.0%
Credit Card	31,462	25,727	22.3%	30,631	2.7%
Payroll Loans	37,949	30,803	23.2%	35,630	6.5%
Mortgages	33,962	30,331	12.0%	33,283	2.0%
Agricultural Loans	5,767	5,005	15.2%	6,258	-7.8%
Personal Loans / Others	29,869	25,984	15.0%	28,448	5.0%
Total Individuals	**141,431**	**119,837**	**18.0%**	**136,556**	**3.6%**
Consumer Finance	**53,156**	**45,369**	**17.2%**	**51,421**	**3.4%**
Corporate and SMEs					
Leasing / Auto Loans	3,377	2,923	15.5%	3,253	3.8%
Real Estate	3,519	5,120	-31.3%	3,797	-7.3%
Trade Finance	26,079	26,608	-2.0%	26,457	-1.4%
On-lending	8,585	10,654	-19.4%	8,974	-4.3%
Agricultural Loans	5,051	6,228	-18.9%	5,426	-6.9%
Working capital / Others	76,425	73,741	3.6%	74,830	2.1%
Total Corporate and SMEs	**123,037**	**125,273**	**-1.8%**	**122,737**	**0.2%**
Total Credit	**317,625**	**290,479**	**9.3%**	**310,714**	**2.2%**
Other Credit Risk Transactions with customers[2]	76,507	77,766	-1.6%	76,189	0.4%
Total Expanded Credit Portfolio	**394,132**	**368,245**	**7.0%**	**386,904**	**1.9%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 46,641 million in Jun-19, R$ 45,172 million in Mar-19 and R$ 39,772 million in Jun-18.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses came to R$ 18,491 million at the end of June 2019, increasing by 2.2% in twelve months, below the expansion of our loan portfolio. In three months, this balance fell by 1.1%.

The coverage ratio stood at 191% at the end of June 2019, reducing by 28.2 p.p. in twelve months and 4.2 p.p. in three months. These coverage figures show that our provisioning levels are adequate.


Coverage
(over 90 days)
219%
207%
201%
195%
191%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 15,604 million at the end of June 2019, increasing by 12.9% in twelve months, mostly explained by our loan portfolio growth and the larger share of retail in the total portfolio balance. In three months, operations in the renegotiated portfolio rose by 1.6%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In June 2019 the coverage ratio of the renegotiated portfolio reached 53.3%, which is an adequate level for these operations.

Renegotiated Portfolio (R$ million)


56.7%
53.7%
53.7%
53.6%
53.3%
13,822
7,835
14,183
7,617
15,021
8,066
15,361
8,231
15,604
8,317
2Q18
3Q18
4Q18
1Q19
2Q19
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

Credit Portfolio by Risk Level


10%
5%
8%
42%
35%
10%
8%
9%
35%
38%
10%
8%
9%
35%
38%
10%
8%
9%
34%
38%
10%
8%
9%
35%
38%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of June of 2019, portfolios rated "AA" and "A" accounted for 73% of the total loan portfolio.

NPL Formation

NPL formation was R$ 3,896 million in June 2019, rising 32.7% in twelve months and 6.3% in three months.

The ratio between NPL formation and the loan portfolio reached 1.2%, up 0.2 p.p. in twelve months and stable in three months.

NPL Formation (R$ million)


1.0%
1.3%
1.3%
1.2%
1.2%
2,937
3,749
4,050
3,664
3,896
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
NPL Formation
NPL Formation/ Loan Portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio hit 3.0% in June 2019, climbing 0.2 p.p. in twelve months primarily owing to the greater share of retail in the total loan portfolio. In three months, this ratio declined by 0.1 p.p. The accuracy of our models and our preventive risk management are the factors that explain the performance of this indicator, which remains at controlled levels.

Delinquency in the individuals segment was 3.9%, advancing 0.1 p.p. in twelve months, influenced by the product mix, and remaining stable in three months.

Delinquency in the corporate & SME segment came to 1.8% at the end of June 2019, increasing by 0.1 p.p. in twelve months and decreasing by 0.1 p.p. in three months.

NPL[1]
(Over 90)


Individuals
3.8%
3.8%
3.9%
3.9%
3.9%
Total
2.8%
2.9%
3.1%
3.1%
3.0%
Corporate +SME
1.7%
1.9%
1.9%
1.9%
1.8%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP).

NPL[2]
(15 a 90)


5.7%
5.6%
5.5%
5.7%
5.8%
Individuals
4.2%
4.0%
4.2%
4.1%
4.2%
Total
2.4%
2.1%
2.6%
1.8%
1.9%
Corporate +SME
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP).

Delinquency Ratio 15-to-90-day

The 15-to-90-day delinquency ratio reached 4.2% at the end of June 2019, remaining stable in comparison with the same period last year. In three months, this ratio recorded a 0.1 p.p. increase.

In the individuals segment, the ratio came to 5.8% in June 2019, rising 0.1 p.p. in both twelve and three month periods.

In the corporate & SME segment, this ratio stood at 1.9%, down 0.5 p.p. in twelve months and up 0.1 p.p. in three months.

Funding

FUNDING (R$ million)	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Demand deposits	20,521	17,369	18.1%	17,940	14.4%
Saving deposits	46,575	42,571	9.4%	46,211	0.8%
Time deposits	197,301	177,611	11.1%	185,096	6.6%
Debenture/LCI/LCA/LIG[1]	50,322	53,980	-6.8%	48,791	3.1%
Financial Bills[2]	36,636	33,348	9.9%	38,081	-3.8%
Funding from clients	**351,354**	**324,879**	**8.1%**	**336,119**	**4.5%**

[1] Repo operations backed by Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG").
[2] Including Certificates of Structured Operations (COE).

Customer funding amounted to R$ 351,354 million at the end of June 2019, climbing 8.1% in twelve months (or R$ 26,476 million), largely explained by time deposits, which increased by 11.1%, followed by savings deposits and demand deposits, which grew by 9.4% and 18.1% respectively. In three months, total customer funding saw a 4.5% rise, particularly influenced by time deposits.

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Funding from customers (A)	**351,354**	**324,879**	**8.1%**	**336,119**	**4.5%**
(-) Reserve Requirements	(74,858)	(69,416)	7.8%	(71,851)	4.2%
Funding Net of Reserve Requirements	**276,497**	**255,463**	**8.2%**	**264,268**	**4.6%**
Borrowing and Onlendings	12,560	14,450	-13.1%	13,028	-3.6%
Subordinated Debts	9,673	9,835	-1.6%	10,001	-3.3%
Offshore Funding	54,816	51,517	6.4%	48,844	12.2%
Total Funding (B)	**353,547**	**331,265**	**6.7%**	**336,140**	**5.2%**
Assets under management[1]	315,008	302,162	4.3%	302,295	4.2%
Total Funding and Asset under management	**668,554**	**633,427**	**5.5%**	**638,435**	**4.7%**
Total Credit (C)	**317,625**	**290,479**	**9.3%**	**310,714**	**2.2%**
C / B (%)	**89.8%**	**87.7%**		**92.4%**	
C / A (%)	**90.4%**	**89.4%**		**92.4%**	

[1] According to ANBIMA criteria.

The loan portfolio to customer funding ratio was 90.4% in June 2019, representing growth of 1.0 p.p in twelve months and a decrease of 2.0 p.p. in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 89.8% in June 2019, rising 2.1 p.p. in twelve months and falling 2.6 p.p. in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and adequate funding structure.

Evolution of funding
R$ billion


89.4%
88.6%
91.9%
92.4%
90.4%
324.9
337.0
332.3
336.1
351.4
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio stood at 16.2% in June 2019, growing 1.4 p.p. in twelve months and 0.8 p.p. in three months. The performance in both periods is explained by the increase in CET1.

RWA rose by 6.3% in twelve months, owing to credit risk. In the quarterly comparison, RWA fell by 1.8% due to lower market risk.

It is worth noting that the BIS ratio exceeds by 4.7 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. Since January 2019, the capital requirement has changed from 8.625% to 8% + conservation capital of 2.5% + additional CET1 for systemically important financial institutions in the Brazilian market of 1.0%, totaling 11.5%. Tier I Capital and CET1 reached 9.5% and 8%, respectively.


BIS Ratio
14.8%
12.4%
15.3%
13.0%
15.1%
12.8%
15.4%
13.2%
16.2%
14.0%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
BIS
CET1

OWN RESOURCES AND BIS *(R$ million)*	Jun-19	Jun-18	Var. 12M	Mar-19	Var. 3M
Tier I Regulatory Capital	67,550	57,153	18.2%	65,272	3.5%
CET1	62,710	52,271	20.0%	60,261	4.1%
Additional Tier I	4,840	4,882	-0.8%	5,011	-3.4%
Tier II Regulatory Capital	4,833	4,953	-2.4%	4,989	-3.1%
Adjusted Regulatory Capital (Tier I and II)	**72,383**	**62,106**	**16.5%**	**70,262**	**3.0%**
Risk Weighted Assets (RWA)	**447,131**	**420,588**	**6.3%**	**455,380**	**-1.8%**
Credit Risk Capital requirement	371,141	354,414	4.7%	368,653	0.7%
Market Risk Capital requirement	29,464	28,802	2.3%	40,200	-26.7%
Operational Risk Capital requirement	46,527	37,372	24.5%	46,527	0.0%
Basel Ratio	**16.19%**	**14.77%**	**1.42 p.p.**	**15.43%**	**0.76 p.p.**
Tier I	**15.11%**	**13.59%**	**1.52 p.p.**	**14.33%**	**0.77 p.p.**
CET1	14.02%	12.43%	1.60 p.p.	13.23%	0.79 p.p.
Tier II	**1.08%**	**1.18%**	**-0.10 p.p.**	**1.10%**	**-0.01 p.p.**

Our shares

Santander Brasil has a free float of 9.96% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- 50% of our Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,443,825	90.18%	3,277,162	89.06%	6,720,987	89.63%
Treasury Shares	15,226	0.40%	15,226	0.41%	30,452	0.41%
Free Float	359,644	9.42%	387,448	10.53%	747,092	9.96%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of June 28th, 2019
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Free Float (Jun-19)


19.6%
34.9%
45.6%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100


Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on June 30th, 2015 would have increased in value to R$ 345.7 on June 28th, 2019, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$ 190.2.

Average daily trading volume of shares
R$ million


Post tender offer period[2]
34
20
14
59
31
27
110
60
50
115
50
66
116
42
75
2015
2016
2017
2018
1H19
B3 - Brasil, Bolsa, Balcão
NYSE

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.
[2] Stock Swap Offer completed on October 30th, 2014

Our Shares

Indicators

Earnings (annualized) per Unit[1] (R$)


3.15
3.73
3.81
6M18
3M19
6M19

Unit closing price[2] (R$)


29.30
43.97
45.46
Jun-18
Mar-18
Jun-19

Market capitalization[3] (R$ billion)


109.53
164.26
169.75
Jun-18
Mar-18
Jun-19

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)


1.87
1.87
1.98
Jun-18
Mar-18
Jun-19

Book Value per Unit[4] (R$)


16.73
18.10
18.40
Jun-18
Mar-18
Jun-19

Unit price[2] per annualized Earnings


9.31
11.78
11.92
6M18
3M19
6M19

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Earnings Distribution

In the first half of 2019, Santander Brasil apportioned R$ 2.0 billion as Interest on Capital ("IoC"), representing an increase of 67% in comparison with R$ 1.2 billion in the same period of last year (R$ 600 million as IoC and R$ 600 million as dividends). In 2Q19, R$ 1.0 billion was apportioned as IoC, which will be paid starting from July 31st, 2019.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on May 31st, 2019.
[2] Last update on June 05th, 2019.

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1H19	Reclassifications					1H19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**23,409**	**(413)**	**(1,036)**	**-**	**-**	**125**	**22,085**
Allowance for Loan Losses	(6,359)	-	1,061	-	-	(125)	(5,422)
Net Interest Income after Loan Losses	**17,050**	**(413)**	**25**	**-**	**-**	**-**	**16,663**
Fees	9,184	-	-	-	-	-	9,184
General Expenses	(9,569)	-	-	178	(925)	-	(10,316)
Personnel Expenses	(3,706)	-	-	-	(925)	-	(4,631)
Administrative Expenses	(5,863)	-	-	178	-	-	(5,685)
Tax Expenses	(2,313)	45	-	-	-	196	(2,072)
Investments in Affiliates and Subsidiaries	22	-	-	-	-	-	22
Other Operating Income/Expenses	(2,995)	-	(25)	-	-	-	(3,020)
Operating Income	**11,379**	**(368)**	**-**	**178**	**(925)**	**196**	**10,460**
Non Operating Income	(111)	-	-	-	-	-	(111)
Net Profit before Tax	**11,268**	**(368)**	**-**	**178**	**(925)**	**196**	**10,349**
Income Tax and Social Contribution	(3,336)	368	-	-	-	(78)	(3,047)
Profit Sharing	(925)	-	-	-	925	-	-
Minority Interest	(181)	-	-	-	-	-	(181)
Net Profit	**6,825**	**(0)**	**-**	**178**	**-**	**118**	**7,120**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1H18	Reclassifications					1H18
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**15,856**	**5,897**	**(1,129)**	**-**	**-**	**-**	**20,623**
Allowance for Loan Losses	(6,490)	-	1,235	-	-	-	(5,256)
Net Interest Income after Loan Losses	**9,365**	**5,897**	**106**	**-**	**-**	**-**	**15,367**
Fees	8,409	-	-	-	-	-	8,409
General Expenses	(8,911)	-	-	139	(900)	0	(9,672)
Personnel Expenses	(3,695)	-	-	-	(900)	-	(4,595)
Administrative Expenses	(5,216)	-	-	139	-	0	(5,077)
Tax Expenses	(1,512)	(476)	-	-	-	-	(1,988)
Investments in Affiliates and Subsidiaries	9	-	-	-	-	-	9
Other Operating Income/Expenses	(2,458)	-	(106)	-	-	(203)	(2,766)
Operating Income	**4,902**	**5,420**	**-**	**139**	**(900)**	**(203)**	**9,359**
Non Operating Income	27	-	-	-	-	-	27
Net Profit before Tax	**4,929**	**5,420**	**-**	**139**	**(900)**	**(203)**	**9,386**
Income Tax and Social Contribution	1,936	(5,420)	-	-	-	155	(3,329)
Profit Sharing	(900)	-	-	-	900	-	-
Minority Interest	(173)	-	-	-	-	-	(173)
Net Profit	**5,792**	**-**	**-**	**139**	**-**	**(47)**	**5,884**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	2Q19	Reclassifications					2Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,402**	**(584)**	**(590)**	**-**	**-**	**99**	**11,327**
Allowance for Loan Losses	(3,345)	-	618	-	-	(99)	(2,826)
Net Interest Income after Loan Losses	**9,057**	**(584)**	**28**	**-**	**-**	**-**	**8,501**
Fees	4,655	-	-	-	-	-	4,655
General Expenses	(4,865)	-	-	108	(457)	-	(5,214)
Personnel Expenses	(1,855)	-	-	-	(457)	-	(2,312)
Administrative Expenses	(3,010)	-	-	108	-	-	(2,902)
Tax Expenses	(1,284)	63	-	-	-	196	(1,025)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	10
Other Operating Income/Expenses	(1,545)	-	(28)	-	-	-	(1,573)
Operating Income	**6,028**	**(520)**	**-**	**108**	**(457)**	**196**	**5,354**
Non Operating Income	(112)	-	-	-	-	-	(112)
Net Profit before Tax	**5,916**	**(520)**	**-**	**108**	**(457)**	**196**	**5,242**
Income Tax and Social Contribution	(1,960)	520	-	-	-	(78)	(1,518)
Profit Sharing	(457)	-	-	-	457	-	-
Minority Interest	(89)	-	-	-	-	-	(89)
Net Profit	**3,410**	**-**	**-**	**108**	**-**	**118**	**3,635**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1Q19	Reclassifications					1Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**11,007**	**171**	**(446)**	**-**	**-**	**26**	**10,758**
Allowance for Loan Losses	(3,013)	-	443	-	-	(26)	(2,596)
Net Interest Income after Loan Losses	**7,994**	**171**	**(3)**	**-**	**-**	**-**	**8,162**
Fees	4,529	-	-	-	-	-	4,529
General Expenses	(4,703)	-	-	70	(468)	-	(5,102)
Personnel Expenses	(1,851)	-	-	-	(468)	-	(2,319)
Administrative Expenses	(2,853)	-	-	70	-	-	(2,783)
Tax Expenses	(1,029)	(18)	-	-	-	-	(1,048)
Investments in Affiliates and Subsidiaries	11	-	-	-	-	-	11
Other Operating Income/Expenses	(1,450)	-	3	-	-	-	(1,447)
Operating Income	**5,352**	**153**	**-**	**70**	**(468)**	**-**	**5,106**
Non Operating Income	0	-	-	-	-	-	0
Net Profit before Tax	**5,352**	**153**	**-**	**70**	**(468)**	**-**	**5,106**
Income Tax and Social Contribution	(1,376)	(153)	-	-	-	-	(1,529)
Profit Sharing	(468)	-	-	-	468	-	-
Minority Interest	(92)	-	-	-	-	-	(92)
Net Profit	**3,415**	**-**	**-**	**70**	**-**	**-**	**3,485**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
[2] **Credit Recovery:** reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
[3] **Amortization of Goodwill:** reversal of goodwill amortization expenses.
[4] **Other events:**
2018
1Q18:
Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
2Q18:
Includes a gain of R$ 816 MM from the adjustment of post-employment benefits, additional provisions for contingencies in the amount of R$ 358 MM, impairment of intangible assets (systems acquisition and development) in the amount of R$ 306 MM and a write-off of tax credits in the amount of R$ 74 MM.
2019
1Q19:
Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
2Q19
Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.

Santander

1st SANTANDER BRASIL INVESTOR DAY

08 - October
033 Rooftop
Santander Theater

São Paulo, 2019

EXPERIENCE

INNOVATION

OUTLOOK

VISIT THE INVESTOR RELATIONS WEBSITE FOR FURTHER INFORMATION
WWW.RI.SANTANDER.COM.BR

Information by Business Units

Cards

Turnover[1]
(R$ billion)


47.1
50.5
58.6
54.7
57.3
14.8
15.7
19.2
17.3
17.5
32.4
34.8
39.4
37.4
39.7
2Q18
3Q18
4Q18
1Q19
2Q19
Credit
Debit

Transactions
(million)


564.1
591.7
654.3
639.0
681.2
270.3
277.1
318.9
309.0
319.3
293.9
314.5
335.4
330.0
361.9
2Q18
3Q18
4Q18
1Q19
2Q19
Credit
Debit

Getnet

Turnover
(R$ billion)


44.1
47.7
54.7
47.6
46.9
17.1
18.7
21.5
18.5
17.9
27.0
29.0
33.2
29.1
29.0
2Q18
3Q18
4Q18
1Q19
2Q19
Credit
Debit

Transactions
(million)


508.1
553.8
611.9
552.8
570.4
293.2
320.5
357.7
320.4
322.8
214.9
233.3
254.2
232.3
247.6
2Q18
3Q18
4Q18
1Q19
2Q19
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


35.5
37.1
37.5
14%
10%
9%
86%
90%
91%
2Q18
1Q19
2Q19
Individuals
Corporate

Distribution Channels[2]
(%)


8%
12%
20%
60%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]
(%)


61%
49%
62%
50%
62%
49%
2Q18
1Q19
2Q19
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


39.8
2.0
37.8
41.3
2.1
39.1
43.5
2.2
41.3
45.2
2.3
42.9
46.6
2.4
44.2
2Q18
3Q18
4Q18
1Q19
2Q19
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,013
1,153
1,486
1,421
1,394
2Q18
3Q18
4Q18
1Q19
2Q19

Market Share

Loan Portfolio[2]

Total


9.2%
9.5%
9.5%
May-18
Mar-19
May-19

Deposits[3]

Total


10.5%
10.8%
11.1%
May-18
Mar-19
May-19

Getnet[4]

Total turnover


11.5%
12.3%
11.5%
1Q18
4Q18
1Q19

Payroll Loans[2]

Loans


9.3%
10.2%
10.5%
May-18
Mar-19
May-19

SMEs[2]

Loans


8.1%
8.1%
8.3%
May-18
Mar-19
May-19

Consumer Finance[2]

Loans


23.8%
23.5%
23.1%
May-18
Mar-19
May-19

[1] Vehicle portfolio for Individuals and Companies. Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4]ABECS – "Monitor Bandeiras", new criterion.

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